EXHIBIT 99.1

NANOBIOTIX to Participate in Investor Conferences the Week of November 10th

PARIS and CAMBRIDGE, Mass., Nov. 03, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, announced today that Company management will participate in fireside chats at following conferences:

UBS Global Healthcare Conference
Date: Monday, November 10, 2025
Time: 5pm ET / 11pm CET
Location: Palm Beach Gardens, FL
Presenter: Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix

Guggenheim’s Annual Healthcare Innovation Conference
Date: Monday, November 10, 2025
Time: 4:30pm ET / 10:30pm CET
Location: Boston, MA
Presenter: Laurent Levy, Chief Executive Officer of Nanobiotix
Webcast link: Click here

Stifel Healthcare Conference
Date: Thursday, November 13, 2025
Time: 8am ET / 2pm CET
Location: New York, NY
Presenters: Laurent Levy, Chief Executive Officer of Nanobiotix and Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix

The recorded fireside chats will be webcast live from the events page of the Investors section of the Company’s website. Replay of the webcast will be available following the event.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Attachments

  2025-11-03 -- NBTX -- Presenting @ November Conferences -- FINAL (https://ml.globenewswire.com/Resource/Download/c63c2690-87e0-4d9e-ad5a-75006124a1d4)